Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Black Ridge Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1, File No. 333-220516, of our report dated June 9, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Black Ridge Acquisition Corp. as of May 31, 2017 and for the period from May 9, 2017 (inception) through May 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
September 27, 2017